UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2007

Commission File Number 001-31586

Minefinders Corporation Ltd.

(Translation of registrant's name into English)

Suite 2288 - 1177 West Hastings Street, Vancouver, BC V6E 2K3, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F [ ]     Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission fling on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.     Yes [ ]     No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MINEFINDERS CORPORATION LTD. (Registrant)
Date March 30, 2007
By: /s/ Mark H. Bailey Mark H. Bailey, President and Chief Executive Officer


2 ONZAS
PLATA PURA

MINEFINDERS CORPORATION LTD.

ANNUAL REPORT 2006

"Building the Dolores Mine"

Forward Looking Statements

Some of the statements contained in this report are forward-looking statements, such as estimates and statements that describe the Company's future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur, and statements relating to the size, and growth in size, of the Company's mineral resources and the timing of the further exploration and development of the Company's mineral projects. Such forward-looking statements are made pursuant to the safe harbor provisions of the United States Private Securities Litigation Reform Act of 1995. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Actual results relating to, among other things, reserves, resources, results of exploration, timing of project development and the completion of project studies, capital costs and production costs could differ materially from those currently anticipated in such statements by reason of factors such as changes in general economic conditions and conditions in the financial markets, changes in demand and in mineral prices, litigation, legislative, environmental and other judicial, regulatory, political and competitive developments in domestic and foreign areas in which the Company operates, technological and operational difficulties encountered in connection with the Company's mining activities, or those of its consultants and contractors, labor relations matters and costs, changing foreign exchange rates and other matters. These and other factors should be considered carefully and readers should not place undue reliance on the Company's forward-looking statements. Further information is included in the filings by the Company with the US Securities & Exchange Commission and Canadian provincial securities regulatory authorities.



Edmonton
Vancouver
Corporate Office
Winnipeg
Montréal
New York
Washington
San Francisco
Reno
Exploration Office
Denver
Phoenix
Chihuahua
Construction Office
Miami
Mexico City

Exploration

Minefinders receives numerous property submittals and follows up on 8-12 per year. We focus on precious metals systems in North America to better leverage our regional expertise and infrastructure.

La Bolsa Resource

Scoping-level work at La Bolsa is under way to determine the deposit's economic viability, either alone or in conjunction with other projects in the district.

Planchas de Plata

Minefinders drill programs in Sonora yielded high-grade silver intercepts on the Planchas de Plata project. Geophysics at the project dramatically expanded the target area and ongoing drilling is targeted at expanding the deposit.

Dolores Project

Minefinders is building a conventional open pit heap-leach mine at the Dolores Property. Construction is well under way, with initial production expected during Q3 of this year.

The measured and indicated resource stands at 118 million tonnes containing 3.06 million ounces of gold and 148 million ounces of silver, plus additional inferred resource.

El Durazno

Minefinders expanded the El Durazno concession group in 2006 to include both the El Durazno high-grade gold target and the La Plomosa silver district, previously held by Peñoles.

Resource Estimates

All resource estimates contained or incorporated by reference in this report have been prepared in accordance with Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy ("CIM") Classification System. These standards differ significantly from the requirements of the United States Securities and Exchange Commission, and resource information incorporated by reference herein may not be comparable to similar information concerning US companies.

President's Message

Dolores Mine Construction

In February of 2006, the Board of Directors approved construction of the Dolores Mine based on a positive bankable feasibility study. This decision marked a major milestone as the Company evolves from pure exploration to a mid-tier precious metals producer.

Engineering, procurement and construction activities at Dolores, which began in 2005, increased dramatically in 2006. A major new access road from Yepachic to the mine site was completed, detail engineering for all mine operations and facilities was completed, permitting is substantially complete, a comprehensive agreement for surface rights was executed and construction of the 18,000 tonne per day mine was initiated.

Current projections indicate that the Dolores open pit, heap-leach mine will be completed on time and on budget, with initial gold and silver production in the third quarter of 2007.

With production imminent from the Dolores mine, the Company's downstream project enhancement continues, including a feasibility study for the addition of a mill to process future high-grade ore from the open pit mine and from possible underground workings. Previous mill test work showed a significant improvement in recoveries of gold and silver and overall profitability of the operation, particularly for the less-oxidized material to be encountered during years 3 through 14 of the open pit mine life. This feasibility study will help to define the optimum size of the mill and costs and benefits to the project. Financing the addition of a mill is expected to come from cashflow generated by the heap leach operations.



Photo courtesy of Mike Niebuhr, 2007

Mark Bailey, President and CEO since 1995, a geologist with 30 years of industry experience, has led the Company's emergence as a leader in precious metals exploration & development.

Exploration and Resource Expansion

Minefinders remains committed to exploration as a key driver to its future growth. An updated resource estimation announced in April of 2006 increased the measured and indicated resource at Dolores by 13%, and a subsequent open pit evaluation indicates a substantial increase in the mineable resource as a result of this work. Expansion drilling continues on the Dolores property and further increases in resources and reserves will be announced as they become available.

Over 100 additional drill holes have been completed on the project since the last announced resource estimation, primarily targeting extensions of mineralization at depth below the planned pit, as well as mineralization along strike, and in areas adjacent to the pit. An updated, NI 43-101 compliant resource estimation is now being audited by an independent engineering firm and a revised mine plan incorporating these results will be completed in due course. Pre-feasibilty analysis of high-grade gold and silver resources extending below the planned pit is also underway to determine the economic viability of an underground mining operation.

At the same time, the Company's exploration team has been working on projects in the US and Mexico to find our next mine and begin our next stage of growth.



Financial Activities

Minefinders completed two major financings in 2006 – the first, a share offering of 11 million shares, with net proceeds of US$ 78.7 million; and the second, a convertible note, which raised an additional US$ 81.5 million. We decided to place the convertible notes to raise the funds needed for construction at Dolores, rather than using the previously announced debt financing, due to our strong market position, and the favorable terms available to us. Taken together, these financings offered significantly lower interest costs, no hedging, and additional operations flexibility compared to traditional project debt. As a result of these funding efforts, the Company is now fully financed to complete construction of the Dolores mine, and to conduct an aggressive program of exploration, while retaining a strong treasury of more than $30 million for other corporate activities.

Management and the Board of Directors have worked diligently to discover, fund, and bring to production a major gold and silver deposit, without undue dilution to the Company's stakeholders. The Company has only 48 million shares outstanding and 60 million shares on a fully diluted basis. Because the Company has no contractual obligation to 'hedge' or forward sell any of its production, its shareholders will participate fully in any appreciation in the prices at which Dolores gold and silver is sold in the years to come.

A Word of Thanks

A number of people have been working for many years for the success of Minefinders. I want to thank the Directors for their wisdom and support of the operations of the Company, the development team for the tremendous effort they have been putting into getting the mine operation up and running, and the exploration team, who discovered and advanced Dolores, and whose ongoing efforts we rely on to drive growth for the Company in the years to come.

Mark H Bailey

Mark Bailey
President and CEO
March 12, 2007

2006 Milestones

Board Approves Construction of Dolores Mine

Project Financing Completed: Raised over $160 million (net) to fund Dolores Mine

Dolores Permitting Work is Substantially Complete

Stepout Drilling at Dolores Expands Resource, Reserves

Ground Geophysics Expands Planchas de Plata Silver Target; 2006 Drill Program Intersects High-grade Silver Mineralization

Construction Milestones: Final Engineering Completed, Site work, Foundations, Major Equipment Deliveries, Residential Facilities Construction

Dolores Mine Construction on Schedule and on Budget

Corporate Philosophy

Exploration: This is the basis of growth for Minefinders. We have the proven technical and regional expertise to find excellent new properties; new discoveries are a source of added value for our stakeholders.

Responsible Development: Minefinders will advance the best of its exploration properties to production, following industry best practices for safety, social responsibility and environmental stewardship. We rely on in-house and contract experts to guide the Company and maximize project value for our shareholders.

Responsible Reporting: We strive to keep our stakeholders well-informed by reporting developments in an accurate and timely manner.

Minimal Dilution: When it is necessary to raise additional funds for exploration or development efforts, we attempt to minimize the dilutive impact on our existing shareholders who have supported our efforts to date.

Operations Review: Dolores Mine

In February 2006, Minefinders received a bankable-level feasibility study for the 100%-owned Dolores project. Based on the study, the Board of Directors approved the construction and development of an 18,000 tonne per day open pit mine.

The construction team immediately began implementing the directive of the Board, proceeding with final engineering, ordering of all long-lead items, and negotiating and awarding contracts for road development and mine construction.

As a result of a year's diligent effort, construction progress at Dolores is now well advanced, including completion of all detailed engineering for mine construction and the purchase and delivery, or fixed scheduling, of all primary mining, crushing, and processing equipment for the Dolores mine, including the mining fleet, generators, crushers, stackers, loaders, all ancillary equipment and tires.

Earthworks were completed for the primary and tertiary crusher pads, as well as most of the Merrill Crowe plant, at the end of 2006. Additional earthworks, foundations construction, and erection of equipment at the platform areas continued during January and February. Earthworks are under way for the shop/office area, and should be completed by the end of March. The leach pad contracts have been awarded, and earthworks for the leach pads are underway.

Mining (contracted pre-strip operations) is on schedule to begin by the end of March or early April. The current schedule anticipates initial production (leach pad loading) during the third quarter of 2007, and first metal poured by the end of the quarter. The project is currently on schedule and on budget.

Dolores site construction is under management of Minefinders' Mexican operating subsidiary, Compania Minera Dolores, and Ausenco Americas LLC. Crusher, conveying and stacking facilities were designed and are being constructed by Terra Nova Technologies Inc. The Merrill Crowe and smelting plants were designed and are being constructed by Lyntek Inc. Earthworks are being carried out by Rosales Construction with leach pad construction being undertaken by ICSA, of Mexico. Additional contractors include ProCcosa (camp) and Macinter (concrete).

Below: Concrete contractors working on rebar arrangement for the third stage of the pours for the primary crusher foundations. (February 2007)





Above and Below: The permanent camp is nearing completion in a small valley approximately 4 km from the open pit...close enough for easy access and far enough away to allow for a quiet community.





Above: Aerial overview of the earthworks for the Dolores mine (taken February, 2007). The right side of the image shows the pads and foundations for the main process facilities including crushers and Merrill Crowe plant. The earthworks at the left side of the image, under way when this photo was taken, will be for the truck shops and offices.

Infrastructure, Legal, & Permitting

Minefinders had initiated mine infrastructure development, including planning for relocation of the Dolores village and construction of the new mine access road prior to final project approval. As expected, advancing infrastructure developments in parallel with our engineering efforts helped minimize the time between project approval and commencement of construction.

By January, 2007, Minefinders had completed final comprehensive surface rights agreements with all interested parties, providing full and unrestricted access to all areas within the claim group and access roads for 30 years. All substantial permits for the Dolores mine, including blasting, environmental, and mining permits have been received.

Financial Modeling and Economic Estimates

The economics of the Dolores mine as determined by the feasibility study prepared by Kappes, Cassiday & Associates (KCA Study), include:

- direct capital costs of approximately $99.4 million and indirect capital costs of $32.6 million, for total capital costs of $132.0 million;
- sustaining capital costs over the life of mine of an additional $29 million;
- cash operating costs of $224.25 per ounce of gold and gold-equivalent silver ("AuEq" - based upon a 63:1, gold:silver ratio), or $86 per ounce gold, net of silver credits (using $7.50 per ounce silver), and total cash costs (inclusive of all concession and royalty payments) of $237.70/oz AuEq;
- after-tax cash flow having an estimated undiscounted net present value ("NPV") of $276.8 million and an internal rate of return ("IRR") of 24.3%; and
- payback of capital costs in 3.2 years.

The KCA Study forms the basis of ongoing resource evaluation, mine planning, and the detailed engineering for the Dolores Project. Metals prices for project economics were considered at $475 gold and $7.50 silver. Economics estimates based on the current resource evaluation work will be reported when they become available.



Operations Review: Exploration

Exploration efforts in 2006 were focused on two areas: condemnation and resource expansion work at the Dolores Minesite, and ongoing exploration on silver projects in northern Sonora, Mexico.

Dolores Resource Expansion

In April 2006, Minefinders announced the results of a new resource estimation for the Dolores project, incorporating drill results through December 2005. The April resource estimation increased the measured and indicated resources for the Dolores project by approximately 13 percent.

Approximately 100 new drillholes have been completed on the project since then. To date over 200,000 meters of drilling, including 511 core holes and 328 reverse-circulation holes, has been completed on the property. Drilling was directed at resource expansion and development, engineering studies, condemnation study and water exploration activities. An updated independently audited resource estimation incorporating these new drill results is being prepared, with results expected to be announced in April 2007. This resource will form the basis of an updated mine plan and economic analysis which will be used to guide project development during the first year of mine life, and will form the basis of the operating mine model.

Additionally, the updated resource model will be used as a basis for a determination of the economics of an optimized mill circuit planned for the Dolores mine during the early years of the mine life. Mill recoveries for the high-grade ores at Dolores have been demonstrated to be substantially higher than leach recoveries, so processing the highest grade ore material through the mill circuit could add substantial cash flow to the project.

The Dolores feasibility study did not include the extensive high-grade mineralization identified by drilling beyond the pit boundaries. This mineralization has potential to be mined through underground operations. The results of the 2007 resource estimation will be used for scoping-level economic analysis of potential underground operations, to determine the economic viability of extracting this high-grade material by standard bulk and selective underground mining methods.

There is considerable additional potential for resource expansion at Dolores, both along strike and in known areas of peripheral mineralization. Ongoing exploration work is intended to evaluate the economic potential of these areas for reserves replacement as the project enters production.

Minefinders exploration projects are concentrated at the northern end of the prolific Sierra Madre trend, the richest precious metals trend in Mexico. Tightly focused exploration expands the regional expertise of our geologists and permits efficient logistic support, both during exploration and at the development stage..



PACIFIC OCEAN
La Bolsa
Real Viejo
Planchas de Plata
Dolores
USA
MEXICO
0 Scale 250 km
Sierra Madre Trend
Hosting more than
40 million ounces gold
and more than
2 billion ounces silver
Ocampo
El Sauzal
Gold Camp
Major City
MFL Properties

Planchas de Plata

The initial drill program at Planchas de Plata comprised 58 core holes, totaling 8,686 meters. It successfully defined two main high-grade silver zones. Results from the program included hole PP05-28C, which intersected the lower mineralized horizon from 81.4 to 100 meters of depth. This interval returned grades of 756.6 grams per tonne (gpt) silver over a width of 7.2 meters within a broader intersection of 18.6 meters that averaged 299 gpt silver.

The drill program successfully defined the shape and trend of the historically mined, high-grade zones at Planchas de Plata and also resulted in the discovery of a deeper subparallel zone which occurs 15-30 meters below those zones. This new discovery occurs as a flattened, cigar-shaped zone within an area approximately 80 meters wide and more than 300 meters in length containing consistently high silver values. Both zones trend N60°W with a gentle southeast plunge. Mineralization remains open to the northwest, but may thin as the zones come to the surface. To the southeast, the trend remains open for further expansion.

With the success of the initial drill program, the Company staked an additional 6,840 hectares of ground surrounding the main district and covering the southeast extension of mineralization. Following this land acquisition, exploration at Planchas de Plata focused on the compilation of surface and subsurface data gathered from over the eight square kilometers of the district. This work included an extensive ground geophysical survey completed by Zonge Geosciences, Inc. The survey identified substantial induced polarization (IP) anomalies that are strongly coincident with both the drilled mineralization in the historically-mined zone and with a series of surface workings and mineralized surface samples. Drilling during 2006 focused on determining which part of these anomalies are most likely to bear mineralization.



Exploration Drilling at Planchas de Plata has encountered very high grade silver mineralization, up to 756.6 gpt (22.09 opt) over a width of 7.2 meters.

Real Viejo

Real Viejo is an area of substantial silver-lead-zinc mineralization in northern Sonora, located approximately 10 kilometers from Planchas de Plata. Recent drilling at Real Viejo was designed to test areas of the project with limited prior exploration and to expand mineralization encountered in earlier drill holes.

Two holes from the recent program targeted a portion of the main arroyo covered by alluvial gravels and the south side of that arroyo. Neither area had been closely examined previously. Notably, hole RV05-16C, drilled into the south side of the arroyo, encountered 26.7 meters averaging 71.8 gpt silver at a depth of 14.3 meters. This mineralization occurs in an area that contains significant quartz stockwork veining at surface. The zone of mineralization remains open laterally and at depth.


La Bolsa
Real Viejo
Planchas
de Plata
El Durazno
El Tapon
La Verde
El Fierro
Nogales
N

The Company's northern Sonora properties have been a productive exploration target with extensive areas of gold, silver and base-metals mineralization at surface. The district is also attractive for its easy access to infrastructure and labor markets at Nogales, Sonora. These concessions encompass a major, regional, mineralized northwest trend. This trend contains the Real Viejo and Planchas de Plata silver properties as well as the Company's La Bolsa gold-silver deposit. Minefinders has made a significant exploration investment in these concessions with a view to realizing the substantial capital and operating cost benefits that may be possible from their joint development.

La Bolsa

La Bolsa is located approximately 10 kilometers to the northwest of Real Viejo and was discovered by Minefinders in 1995. To date a total 131 drill holes have been completed at the project defining a zone with a 2,500 foot strike length and shallow easterly dip. The reported resource on the project (completed prior to NI 43-101 requirements) is 6.0 million tonnes averaging 1.0 gpt gold and 10.0 gpt silver at a 0.4 gpt gold cutoff. The positive logistics of the project, including a low strip ratio and good accessibility suggest La Bolsa is a potentially viable, low cost deposit. Future work will center around a scoping level study of the project to determine the economics at current metals prices.

El Durazno

The El Durazno property, which lies approximately 10 kilometers to the west of Planchas de Plata, was acquired in April of 2000. During 2006 the Company acquired the surrounding claim that was previously held by the Mexican mining giant Peñoles, bringing the total property size to 2,557 hectares. The property encompasses both a series of subparallel, high-grade quartz veins that have yielded assay values up to 44 gpt gold (1.3 ounces per tonne gold) as well as the historic La Plomosa silver mine that was drill targeted by Peñoles in 2005. Exploration on the property will include geologic mapping and sampling to bring the various targets to the drill stage during 2007.

Additional Opportunities

The Company is reviewing several exploration opportunities in Nevada, and Mexico. Information on specific projects will be made available as claims are secured and finalized. Minefinders geologists have substantial expertise in reviewing grass-roots prospects and determining potential for discovery.

Minefinders exploration focus has expanded in recent months to include review of more advanced exploration projects, so that we may bring our considerable resource evaluation expertise, generated through years of work on the Dolores and La Bolsa projects to bear on early-stage projects where there is drill data available or small resources reported.

This discussion is for the year ended December 31, 2006, with comparisons to 2005 and 2004. Unless otherwise noted, all information is current to March 12, 2007, and all currency amounts are in United States dollars. The discussion and analysis is intended to complement and supplement the Company's Consolidated Financial Statements for the year ended December 31, 2006 (the "Financial Statements") and should be read together with those Financial Statements.

Additional information, including the Company's Annual Information Form for the year ended December 31, 2006 (the "Annual Information Form" or "AIF") is available on SEDAR at www.sedar.com.

Accounting Principles

The Financial Statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles ("Canadian GAAP") (see "Summary of Significant Accounting Polices" and Note 1 to the Financial Statements) which differ in certain material respects from United States Generally Accepted Accounting Principles ("US GAAP"). Differences between Canadian GAAP and US GAAP applicable to the Company are described in Note 13 to the Financial Statements.

Forward Looking Statements

This discussion and analysis contains forward-looking statements about the Company's future prospects, and the Company provides no assurance that actual results will meet management's expectations. For a thorough discussion and analysis of the risks and uncertainties affecting the Company we refer you to the Annual Information Form.

Overview

The Company is engaged in the exploration and development of precious and base metal mineral properties, primarily in Mexico and the United States, and measures its success through the growth in its mineral resources at a reasonable finding cost and in obtaining external funding for exploration and development of its mineral properties. All of the Company's mineral properties are in the exploration stage except for the Dolores property where an 18,000 tonnes per day heap leach gold and silver mine is under construction. The Company has no current revenue except interest income and continues to incur negative cash flows from operations.

The Company has been successful in outlining a valuable and expanding resource at its main project, Dolores, in the State of Chihuahua, Mexico. An independent feasibility study on the Dolores gold and silver mine produced a positive recommendation and on February 23, 2006, management was authorized by the Board of Directors to bring the Dolores property into commercial production and to raise the capital required for construction of the mine and ancillary facilities. (see "Proposed Mine at Dolores" and "Capital Resources and Liquidity").

During the year, the Company continued exploration activities at its Planchas de Plata and Real Viejo properties in northern Sonora, Mexico. The programs included ground geophysics, which successfully identified induced polarization/resistivity ("IP/R") anomalies coincident with previously drilled mineralization and extending more than 2,000 meters along strike. Drill testing of these new anomalies began in September and continued through the fourth quarter. Exploration continued on the Company's other properties in Sonora, including the addition of 9,360 hectares of new mining concessions. The Company is following up the results of its recently completed reconnaissance program in northern Mexico, evaluating potential new property acquisitions.

The Company is in a strong financial position, and does not anticipate that it will require additional financing to complete development of the Dolores mine or complete any exploration programs that have been planned to date. Adequate funds are in place to provide for potential cost overruns on the Dolores project, to continue exploration programs on the Company's other properties, and to finance administrative costs until cash flow from Dolores begins.

The gold and silver markets are at price levels not seen in many years. The Company believes that the gold and silver prices have benefited from a weakening of the United States dollar against other major currencies, a reduction in hedging of future production by major producers, and an increase in physical demand. However, prices have fluctuated widely in recent months, and current economic and geopolitical events suggest that these fluctuations may continue for some time.

The price of gold was $435 per ounce in December 2004, $513 in December 2005 and $632 in December 2006 (with a high of $725 and low of $525 in 2006). The price of silver also improved from $6.77 per ounce in December 2004, to $8.83 in December 2005, and to $12.90 in December 2006 (with a high of $14.94 and a low of $8.83 in 2006). On March

12, 2007, the London pm fix price for gold was $647.75 per ounce and for silver was $12.97 per ounce.

It is not possible to forecast gold and silver price trends and their impact on future results from operations, nor is the Company able to forecast that the project will be completed and achieve commercial production. However the current markets for gold and silver and for precious metals investments are very positive for the Dolores project.

Proposed Mine at Dolores

In February 2006, the Company received a positive, independent feasibility study of its Dolores property, proposing an open-pit heap leach facility to operate at 18,000 tonnes per day ("tpd"). Initial capital expenditures are estimated to be approximately $132 million, with further capital requirements of $29 million through a 12 year mine life. Total cash costs per ounce of gold and gold-equivalent silver (based on a 63:1 silver:gold ratio) were estimated to average $237.70 for the life of the mine. The study estimated total production of 1.445 million ozs of gold and 53.2 million ozs of silver (or 2.29 million ozs of gold equivalent ("AuEq")). The project economics indicated a pay back of capital in 3.3 years, an after-tax undiscounted net present value of $276.8 million and an after-tax internal rate of return of 24.3% using $475 and $7.50 as the price per ounce of gold and silver.

Based on the study and other relevant factors, on February 23, 2006 the Board of Directors instructed management to proceed with the construction of an 18,000 tpd open-pit, heap leach mine at Dolores, subject to obtaining necessary permits and required financing. Principal construction has begun, and is expected to be completed in the third quarter of 2007.

In April 2006, the Company completed an updated resource model incorporating results of drilling from October 2004 to December 2005 that had not been included in the feasibility study. Using the revised resource, the Company updated its estimated in-pit reserve base. The new reserves are contained in 100.2 million tonnes of proven and probable reserves having an average diluted grade of 0.76 gpt gold and 39.7 gpt silver, using a 0.3 gpt AuEq cut-off grade, as determined by an updated, internally generated engineered pit plan.

The fully-diluted reserves at the Dolores Project have been re-calculated taking into account a revised pit plan based upon the bankable Dolores feasibility study reported on February 27, 2006, the revised resource estimates referred to above, and an assumed base case gold price of $400/oz and silver price of $7.00/oz. The in-pit proven and probable reserves increased to 2.45 million ounces of gold and 127.9 million ounces of silver (or 4.48 million ounces of gold equivalent using the feasibility study silver gold ratio of 63:1). This represents an increase of 24.9% in contained gold reserves and an increase of 23.5% in contained silver reserves over the February 2006 feasibility estimates.

The on going pit and haul road optimization will continue throughout the construction period and the economic model will be updated again prior to production start-up to include the most current costs and data.

The Company is conducting a 15,000 meter resource-expansion drilling program, directed at previously discovered mineralized zones outside the current mine plan, and at untested targets. The feasibility study does not take into account significant high-grade gold mineralization that lies below the proposed pit or surface mineralization extending up to 1 kilometer from the pit. Drilling is under way to define and quantify this mineralization with a view to developing a plan for an underground mine if results justify such a course.

After reviewing its cash resources, including the net proceeds of an issue of 11,000,000 common shares (see "Capital Resources and Liquidity"), the funding requirements to continue exploration programs on other properties, and to meet administrative expenditures for at least the next twelve months, the Company decided to seek $70 to $75 million to fund completion of the project. During the fourth quarter, the Company issued $85 million ($75 million plus an over-allotment option of $10 million that was exercised) of 4.50% unsecured Convertible Senior Notes due December 15, 2011, to net $81.55 million after expenses of issue (see "Capital Resources and Liquidity"). The Company decided to proceed with this alternative, rather than the previously announced project finance loan. With this financing, the Company has sufficient funds to bring the proposed mine into production.

The resource-expansion drilling program continues, and construction of mine facilities is under way. The mining fleet and drills have been ordered. Initial deliveries took place in the fourth quarter of 2006 and continue in the first quarter of 2007. Generators, crushers, conveyors and processing equipment have been ordered and are under manufacture and fabrication. All contracts for critical mine and facilities construction have been awarded. Of the $132 million in initial capital expenditures, approximately $87 million has been committed and construction is forecast to be completed substantially on time and on budget.

Operating Activities

The Company recorded a net loss for 2006 of $5.7 million ($0.13 per share), compared with $4.4 million ($0.12 per share) for 2005 and $2.8 million in 2004 ($0.08 per share). Net losses increased because of higher administration, stock-based compensation costs, costs such as accretion of the convertible notes discount and interest on the associated long-term debt. These increases were partially offset by reduced exploration costs written off, higher interest

rates, income earned on larger cash balances in 2006 and a $1.1 million foreign exchange gain.

Administrative costs were $3.401 million in 2004, $2.953 million in 2005 and $7.761 million in 2006 which included non-cash stock option compensation amounts of $1.376 million, $0.685 million and $3.404 million for each respective year. As a result of the issue of the convertible notes in October 2006, the Company incurred $0.731 million of interest expense on long-term debt and $0.792 million of convertible note discount expense during the fourth quarter for which there is no equivalent in 2005 or 2004. The 2006 increase is mainly a result of a higher stock compensation charge in 2006 than in 2005 by $2.7 million, $0.731 million of interest expense on long-term debt, $0.792 million of convertible note discount expense, expanding operations and positioning the Company for the step from exploration stage to development and production at the Dolores property.

Accounting and auditing expenses rose from $0.347 million in 2004 to $0.443 million in 2005 and $0.437 million in 2006. Increasing costs are primarily the result of complying with additional regulatory requirements resulting from financing activities during the year and expansion of the corporate and Mexican accounting personnel.

Consulting fees were $0.304 million in 2004, $0.341 million in 2005 and $0.275 million in 2006. Corporate relations expense has decreased from $0.485 million in 2004 when we obtained a listing on the American Stock Exchange to $0.373 million in 2005 and to $0.258 million in 2006.

Office services of $0.982 million in 2006 (2005 - $0.547 million; 2004 - $0.365 million) and legal fees of $0.341 (2005 - $0.305 million; 2004 - $0.279 million) have increased due to expanding operations and activity, particularly in Mexico, in positioning the Company for the step from exploration stage to development and production at the Dolores property.

During the fourth quarter of 2006, the Company incurred financing charges of $3,541 in connection with the issue of the convertible notes. Of this amount, $993 was allocated to the equity component of the convertible notes. The remaining costs of $2,548 are amortized to operations over the five year term of the notes. Accordingly, financing fees of $0.09 million representing amortization of deferred financing fees associated with the issue of the convertible notes has been included in the total financing fees charged to operations of $0.939 million, the remainder of which relates to the cancelled bank financing that was negotiated throughout 2006. No financing costs were incurred in 2004 or 2005.

Interest income increased to $2.167 million in 2006 (2005 - $0.937 million; 2004 - $1.003 million). Investment of the net proceeds of $78.71 million from shares issued in April 2006 and $81.69 million from the convertible notes issued in October 2006 resulted in the increase in interest income during the year. In 2005 increased interest rates were offset by the decline in the principal balances in 2005 as compared to 2004.

The Company's financial position at December 31, 2006 remained strong, with $121.995 million in cash and cash equivalents and net working capital of $119.19 million (2005 - $32.26 million; 2004 - $41.76 million). The principal source of funds in 2006 were $81.55 million net proceeds from the issue of convertible notes, $78.71 million net proceeds from the issue of 11,000,000 common shares, $1.16 million from the exercise of stock options, and $2.167 million in interest income; in 2005, from the exercise of stock options for $0.146 and interest income of $0.937; and in 2004, from the exercise of stock options for $1.25 million and interest income of $1.0 million, and from the recovery of value added taxes of $0.9 million. The effect of foreign currency exchange rates on cash and cash equivalents for 2006 has been a translation loss of $5.74 million (2005 – gain of $0.99 million; 2004 – gain of $3.03 million), arising from the net decrease in value of the Canadian dollar.

In summary, during 2006 the Company spent $17.763 million on property and development costs, $35.654 million for the purchase of equipment, and $10.158 million on mineral properties and exploration expenses, primarily at Dolores. The Company received cash of $79.865 million in net proceeds from the issue of common shares and cash of $81.691 million in net proceeds from the issue of convertible notes. The net loss for the year was $5.744 million and after eliminating items such as amortization, convertible notes discount expense, property write-offs and stock option compensation, which do not require the use of cash, and taking into account the effect of the foreign exchange loss on the convertible notes and the net changes in non-cash working capital, resulted in cash used in operating activities of $2.651 million. As a result, there was a net increase in the Company's cash balances of $89.586 million in the year after taking into account foreign exchange fluctuations.

Summary by Quarter

The following tables present our unaudited quarterly results of operations for each of the last eight quarters.

Net loss by quarter (000's)

2006	Q-1	Q-2	Q-3	Q-4	Year
Loss before the following	$ 731	834	1,481	734	$ 3,780
Stock option compensation	-	3,263	-	141	3,404
Write-off of mineral properties	47	78	124	75	324
Accretion of convertible notes discount	-	-	-	792	792
Interest on long-term debt	-	-	-	731	731
Interest income	(256)	(796)	(867)	(248)	(2,167)
Foreign exchange (gain) / loss	20	571	171	(1,882)	(1,120)
Net loss	$ 542	3,950	909	343	$ 5,744
Loss per share – basic and diluted	$ 0.01	0.09	0.02	0.01	$ 0.09

2005	Q-1	Q-2	Q-3	Q-4	Year
Loss before the following	$ 588	565	498	618	$ 2,269
Stock option compensation	-	-	659	26	685
Write-off of mineral properties	93	1,664	338	133	2,228
Accretion of convertible notes discount	-	-	-	-	-
Interest on long-term debt	-	-	-	-	-
Interest income	(182)	(260)	(218)	(277)	(937)
Foreign exchange (gain) / loss	(5)	23	139	15	172
Net loss	$ 494	1,992	1,416	515	$ 4,417
Loss per share – basic and diluted	$ 0.01	0.05	0.04	0.02	$ 0.12

Variances in net loss by quarter reflect overall corporate activity and factors which are not recurring each quarter, such as charges for stock-based compensation when options are granted, by significant property write-downs and interest income on fluctuating cash balances. Those three items and the accretion of the convertible notes discount, the interest on the associated long-term debt and the impact of exchange rates, particularly the depreciation of the Canadian dollar against the US dollar during the fourth quarter of 2006, have been identified in the table above to show their impact on each quarter. As the Company has not yet engaged in commercial operations, variances in its quarterly losses are not affected by sales or production-related factors.

Outstanding Share Data

As at March 12, 2007 there were 48,476,867 common shares issued and outstanding (December 31, 2006 – 48,022,216) and there were 4,208,000 stock options outstanding (December 31, 2006 - 4,497,000) with exercise prices ranging between Cdn$ 3.30 and Cdn$ 12.53 per share, of which 4,108,000 have vested.

In addition, at March 12, 2007 and December 31, 2006, there were convertible notes with a face value of $85 million issued and outstanding convertible into 7,812,500 common shares at a rate of 91.9188 per $1,000 principal amount of notes, subject to adjustment.

Selected Annual Information

The following information is derived from the Financial Statements:

	2006	2005	2004
	(thousands of US dollars except per share amounts)		
Interest income	2,167	937	1,003
Net loss	(5,744)	(4,417)	(2,849)
Net loss per share, basic and diluted	(0.13)	(0.12)	(0.08)
Total assets	255,520	88,226	87,592
Long-term liabilities	58,621	-	-
Dividends	-	-	-

The above table reflects the increase in interest income derived from the investment of funds received from sub-

stantial equity and convertible note issues in 2006. The net losses for 2006, 2005 and 2004 include charges of $3.404 million, $0.685 million and $1.376 million for stock-based compensation expense and charges of $0.324 million, $2.228 million and $0.339 million for properties and exploration expenses written off, respectively. In addition, the 2006 net loss includes $0.792 million in accretion of the convertible note discount (2005 and 2004 - $nil) and $0.731 million of interest on long-term debt (2005 and 2004 - $nil). In 2006, the Company recorded a foreign exchange gain of $1.12 million with 2005 and 2004 recording foreign exchanges losses of $0.172 million and $0.111 million.

The increase in total assets in 2006 as compared to 2005 and 2004 is primarily as a result of funds raised for the construction of the Company's Dolores Mine, which commenced in 2006. These include net cash proceeds of $81.69 million from the issue of convertible notes, net proceeds of $78.71 million from the issue of 11,000,000 common shares, $1.16 million from the exercise of stock options (2005 - $0.146), and $2.167 million in interest income (2005 - $0.937).

The increase in long-term liabilities is primarily the result of the portion of the convertible notes allocated to debt of $57.4 million (2005 - $nil) and an increase in asset retirement obligations of $1.188 million (2005 - $nil).

The above table does not reflect financial results that are expected to continue; rather, it shows the outcome of specific events, primarily the Company's development decision and exploration success that enabled it to access the equity markets in 2003 and 2006 for substantial funds in a period when such funds were available because of higher gold and silver prices.

Financial and Other Instruments

The Company's financial assets and liabilities consist of cash and cash equivalents, receivables and accounts payable and accrued liabilities and convertible notes, some of which are denominated in US dollars and Mexican pesos. These accounts are recorded at their fair market value. The Company is at risk to financial gain or loss as a result of foreign exchange movements against the Canadian dollar. The Company manages its foreign exchange risk by adjusting balances in currencies other than the Canadian dollar from time to time. The Company has certain commitments to acquire assets in foreign currencies and it incurs the majority of its exploration costs in foreign currencies. Significant expenditures in developing the mine at Dolores are also denominated in these foreign currencies. The Company may acquire foreign currencies, directly or through derivative positions, to fix such costs in Canadian funds, if it believes it is prudent to do so; at December 31, 2006 it had $59.9 million in US dollar denominated bank deposits and $11.5 million in Mexican peso denominated bank deposits. At March 12, 2007 the Company had $43.0 million in US dollar denominated bank deposits.

In connection with the proposed financing of development at the Dolores project through bank project financing, the Company would have been required to engage in forward sales of gold and silver or in derivative instruments associated with forward sale transactions. That proposed financing has been cancelled and replaced in October 2006 with the $85 million convertible notes.

The Company's cash equivalents are redeemable after thirty days without penalty and are renewable bank instruments that provide a fixed rate of interest (currently 4.2% on Canadian deposits and 5.15% on US deposits) during the term. When renewing a matured instrument, the new interest rate may be higher or lower.

Investment in Mineral Exploration and Development

Net cash expenditures on mineral properties increased during 2006 to $10.158 million, from $8.874 million in 2005 and $6.221 million in 2004. These amounts, as shown in the Consolidated Statements of Cash Flows in the Financial Statements, are after deduction of stock option compensation costs and capitalized amortization and after adjustment for differences in currency exchange rates. The Company has focused its activities on the Dolores property, a development-stage project in northern Mexico, and has conducted a feasibility study demonstrating its economic potential. (The study may be viewed on SEDAR - www.sedar.ca – or on the Company's website - www.minefinders.com). Most of the expenditures during the year were on the Dolores property and include road building, permitting, detailed engineering and site preparation costs preparatory to development at Dolores.

The Company conducted drilling and field work on its Planchas de Plata and other properties in 2006 at a cost of $3.5 million.

Management has conducted an extensive review of its mineral property carrying values. Certain projects had not been advanced for several years, in part because funding was difficult to obtain in prior years, and in part because other projects were allocated priority. The Company continues to assess its land package with a view to reducing acreage as it converts exploration land to exploitation status, while maintaining higher-potential prospects. As a result of its review in 2006, the Company wrote off $0.26 million of exploration costs relating to its properties in Mexico, and $0.06 million related to properties in Nevada.

At December 31, 2006, with the exception of the Dolores project, the Company did not have any resource properties that qualified for capitalization under US GAAP. This is the primary difference between Canadian GAAP and US GAAP for the Company, and the effect is to increase the net loss and deficit for 2006, 2005 and 2004 by the amounts of the exploration expenditures capitalized less write-offs recognized under Canadian GAAP, in each of those years.

For the purposes of US GAAP, these expenses have been charged to the Consolidated Statement of Loss and Deficit in the period incurred (see Note 13 to the Financial Statements).

Capital Resources and Liquidity

The Company is now funded to continue the development work required to bring the Dolores project into production. In April 2006, the Company realized approximately $78.71 million from the issue of 11,000,000 common shares, and in October 2006, issued $85 million 4.5% unsecured Convertible Notes due December 15, 2011, to net $81.55 million after expenses of issue. The first interest payment is due June 15, 2007. For conversion, in the normal course of events, each $1,000 (one thousand) note will be exchangeable for 91.9118 common shares, or 7,812,500 common shares in aggregate. Additional shares may become issuable following the occurrence of certain corporate acts or events. The adjustment provisions are designed to compensate the note holders for any such occurrence that causes economic loss to them.

The convertible notes are classified as a liability with the exception of the portion relating to the conversion feature, which is classified as an equity component, resulting in the carrying value of the convertible notes being less than their face value. The discount is being accreted over the five year term of the notes.

The Company plans to expand its exploration and development programs for 2007 on projects other than Dolores, with continued drilling of its northern Sonora properties Planchas de Plata and Real Viejo and intends to continue follow-up drilling at its Gutsy and Dottie properties in Nevada. Expenditures at La Bolsa, Real Viejo, Planchas de Plata and other targets in Northern Sonora are budgeted at $1.85 million and at $0.3 million for the properties in Nevada.

The Company has incurred significant contractual obligations relating to the development of the Dolores project, and these are shown in Note 12 to the Financial Statements.

A summary of the Company's contractual obligations and commitments, net of deposits and prepayments, as at December 31, 2006 is as follows:

		Payments Due by Period (000's)			
Contractual Obligations ($)	**Total**	**Less Than One Year**	**1-3 Years**	**4-5 Years**	**After 5 Years**
Dolores project and property payments (1)	35,628	35,628	-	-	-
Long-term debt obligations (2)	104,125	3,825	7,650	92,650	-
Capital lease obligations	-	-	-	-	-
Operating leases (3),	286	95	191	-	-
Contingent royalty payments (4)	-	-	-	-	-
Other long-term liabilities reflected on the Company's balance sheet under Canadian GAAP (5)	3,568	-	-	-	3,568
TOTAL	**143,607**	**39,548**	**7,841**	**92,650**	**3,568**

(1) Amounts committed for equipment and development at the Dolores Project.

(2) In October, 2006, the Company issued $85 million in convertible notes due in December, 2011, unless converted into common shares of the Company at the option of the holder, with an annual interest rate of 4.5% payable in arrears semi-annually.

(3) Includes existing leases without extensions.

(4) Royalty payments on the Dolores Property consisting of net smelter payments of 3.25% on gold and 2% on silver. Net revenues cannot be quantified until the project reaches production (see also "Proposed Mine at Dolores").

(5) Estimated asset retirement obligations, presented on a non-discounted cash flow basis.

Critical Accounting Estimates

The preparation of financial statements in conformity with Canadian GAAP requires the Company to select from possible alternative accounting principles, and to make estimates and assumptions that determine the reported amounts of assets and liabilities at the balance sheet date, and reported costs and expenditures during the report-

ing period. Estimates and assumptions may be revised as new information is obtained, and are subject to change. The Company's accounting policies and estimates used in the preparation of the Financial Statements are considered appropriate in the circumstances, but are subject to judgments and uncertainties inherent in the financial reporting process.

The Company follows accounting guidelines in determining the value of stock option compensation, as disclosed in Note 8 and Note 11 to the Financial Statements. This is a calculated amount not based on historical cost, but on subjective assumptions introduced to an option pricing model, in particular: (1) an estimate for the average expected hold period of issued stock options before exercise, expiry or cancellation and (2) expected volatility of the Company's share price in the expected hold period (using historical volatility as a reference). Given that there is no market for the options and they are not transferable, the resulting calculated value is not necessarily the value which the holder of the option could receive in an arm's-length transaction.

Property acquisition costs and related direct exploration costs may be deferred until the properties are placed into production, sold, abandoned or written down, where appropriate. The Company's accounting policy is to capitalize exploration costs on a project by project basis consistent with Canadian GAAP. The policy is consistent with that of other exploration companies that have not established mineral reserves. An alternative policy would be to expense these costs until sufficient work has been done to determine that there is a probability a mineral reserve can be established; or, to expense such costs until a mineral reserve has been objectively established (which is the procedure prescribed under US GAAP). Management is of the view that its current policy is appropriate for the Company. Based on annual impairment reviews made by management (or earlier if circumstances warrant), if it is expected that the carrying amount of these capitalized exploration costs will not be recovered, then the carrying amount is written down accordingly and the write-down is charged to operations. A write-down may be required when a property is sold or abandoned, or exploration activity ceases on a property due to unsatisfactory results, or there is insufficient funding to continue exploration of the property.

Asset retirement obligations are recorded when the Company incurs liability for costs associated with the eventual retirement of tangible long-lived assets (for example, reclamation costs). The liability for such costs exists from the time the legal obligation first arises, not when the actual expenditures are made in the future. Such obligations are measured initially at their fair value using discounted present value methodology. The fair value is added to the cost of the related asset and to the Company's liabilities, and is adjusted in later periods for changes in the amount and timing of the expected cash expenditures. The amount added to the asset is amortized in the same manner as the asset. The liability is increased in each accounting period by the amount of the implied interest inherent in the use of discounted present value methodology, and the increase is charged against earnings or capitalized as appropriate.

The Company follows accounting guidelines in determining the value of the debt and equity components of the convertible notes, as disclosed in Note 6 to the Financial Statements. The equity component, representing the fair value of the conversion features, is a calculated amount not based on historical cost, but on subjective assumptions introduced to an option pricing model, in particular: (1) an estimate for the average expected hold period of the convertible notes before exercise and (2) expected volatility of the Company's share price in the expected hold period (using historical volatility as a reference). The carrying value of the liability component of the convertible notes is measured as the face value of the notes less the portion relating to the conversion feature. Given that there is no market for the conversion features and they are not transferable, the resulting calculated values of the equity and liability portions are not necessarily the combined value which the holder of the note could receive in an arm's-length transaction.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements except for contractual obligations tabled above.

Related Party Transactions

Certain officers and directors of the Company supplied management, administrative, geological and legal services to the Company during 2006 at rates agreed upon by both parties under renewable contracts. Details of these transactions are given in Note 9 to the Financial Statements.

Disclosure Controls and Procedures

The Company's management, with the participation of its Chief Executive Officer and Chief Financial Officer, have evaluated the effectiveness of the Company's disclosure controls and procedures. Based upon the results of that evaluation, the Company's Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of the period covered by this report, the Company's disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed by the Company in reports it files is recorded, processed, summarized and reported, within the appropriate time periods and forms.

The Company's management, including the Chief Executive Officer and Chief Financial Officer, believe that any disclosure controls and procedures or internal controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that

the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the control. The design of any systems of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

There has been no change in the Company's internal control over financial reporting during the Company's year ended December 31, 2006 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

Risks and Uncertainties

Except for historical information contained in this discussion and analysis, disclosure statements contained herein are forward-looking, as defined in the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. Forward looking statements are made based on management's beliefs, estimates and opinions on the date the statements are made and the Company undertakes no obligation to update forward-looking statements if these beliefs, estimates and opinions or other circumstances should change. Investors are cautioned against attributing undue certainty to forward-looking statements.

The Company is a mineral exploration and development company and is exposed to a number of risks and uncertainties that are common to other companies in the same business; some of these risks have been discussed elsewhere in this report. The reader should also refer to the discussion of risks contained in the Annual Information Form which is available on SEDAR at www.sedar.com. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements.

Note to US Investors

While the terms "mineral resource," "measured mineral resource," "indicated mineral resource," and "inferred mineral resource" are recognized and required by Canadian regulations, they are not defined terms under standards in the United States. Therefore, information contained in this report concerning descriptions of mineralization and resources under Canadian standards will not be comparable to similar information made public by US companies subject to the reporting and disclosure requirements of the Securities and Exchange Commission. "Indicated mineral resource" and "inferred mineral resource" have a great amount of uncertainty as to their existence and a great uncertainty as to their economic and legal feasibility. It can not be assumed that all or any part of an "indicated mineral resource" or "inferred mineral resource" will ever be upgraded to a higher category. Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.



Management's Responsibility for Financial Reporting

The consolidated financial statements of Minefinders Corporation Ltd., have been prepared by, and are the responsibility of, the Company's management. The consolidated financial statements are prepared in accordance with accounting principles generally accepted in Canada and reflect management's best estimates and judgement on information currently available.

Management has developed and is maintaining a system of internal controls to obtain reasonable assurance that the Company's assets are safeguarded, transactions are authorized, and financial information is reliable.

The Board of Directors is responsible for ensuring management fulfills its responsibilities. The Audit Committee meets with the Company's management and external auditors to discuss the results of the audit and to review the annual consolidated financial statements prior to the Audit Committee's submission to the Board of Directors for approval.

The consolidated financial statements have been audited by BDO Dunwoody LLP and their report outlines the scope of their examination and gives their opinion on the consolidated financial statements.

Mark H. Bailey
President and Chief Executive Officer
February 6, 2007

To the Shareholders of Minefinders Corporation Ltd.

We have audited the Consolidated Balance Sheets of Minefinders Corporation Ltd. as at December 31, 2006 and 2005 and the Consolidated Statements of Loss and Deficit, Cash Flows and Properties, Development and Deferred Exploration Costs for each of the years in the three-year period ended December 31, 2006. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2006 and 2005 and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2006 in accordance with Canadian generally accepted accounting principles.

Chartered Accountants
Vancouver, Canada
February 6, 2007

BDO Dunwoody LLP is a Limited Liability Partnership registered in Ontario

Consolidated Balance Sheets

(Thousands of United States dollars)

December 31	2006	2005
Assets		
Current		
Cash and cash equivalents (Note 2)	$ 121,995	$ 32,409
Receivables	3,746	765
Prepaid expenses	1,350	984
	127,091	34,158
Deferred financing charges (Note 3)	2,368	-
Properties, development and deferred exploration costs (Note 4)	86,718	53,697
Plant and equipment (Note 5)	39,343	371
	$ 255,520	$ 88,226
Liabilities and Shareholders' Equity		
Liabilities		
Current		
Accounts payable and accrued liabilities	$ 7,899	$ 1,898
Convertible notes (Note 6)	57,433	-
Asset retirement obligation (Note 7)	1,188	-
	66,520	1,898
Shareholders' equity		
Capital stock (Note 8)	165,537	85,672
Convertible notes (Note 6)	27,366	-
Contributed surplus (Note 8)	12,957	7,954
Deficit	(27,540)	(21,796)
Cumulative translation adjustment	10,680	14,498
	189,000	86,328
Commitments and Contingencies (Note 12)		
	$ 255,520	$ 88,226

Approved by the Board of Directors:

Mark H Bailey

The accompanying summary of significant accounting policies and notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

(Thousands of United States dollars, except per share amounts)

For the years ended December 31		2006		2005		2004
Administrative costs						
Accounting and auditing	$	437	$	443	$	347
Amortization		21		10		11
Consulting fees		275		341		304
Corporate relations		258		373		485
Legal		341		305		279
Office services and expenses		982		547		365
Stock option compensation (Note 11)		3,404		685		1,376
Shareholder reports and filing fees		409		188		195
Travel		111		61		39
Convertible notes discount (Note 6)		792		-		-
Interest on long-term debt (Note 6)		731		-		-
		7,761		2,953		3,401
Exploration costs written off (Note 4)		324		2,228		339
Loss from operations		(8,085)		(5,181)		(3,740)
Other items						
Financing fees (Note 3)		(939)		-		-
Foreign exchange gain (loss)		1,120		(172)		(111)
Loss on sale of assets		(7)		(1)		(1)
Interest income		2,167		937		1,003
Net loss for the year		(5,744)		(4,417)		(2,849)
Deficit, beginning of the year		(21,796)		(17,379)		(14,530)
Deficit, end of the year	$	**(27,540)**	$	**(21,796)**	$	**(17,379)**
Loss per share – basic and diluted	$	**(0.13)**	$	**(0.12)**	$	**(0.08)**
Weighted average shares outstanding		**44,492,885**		**36,550,416**		**36,398,504**

The accompanying summary of significant accounting policies and notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Thousands of United States dollars)

For the years ended December 31		2006		2005		2004
Cash flows used in operating activities						
Net loss for the year	$	(5,744)	$	(4,417)	$	(2,849)
Items not involving cash						
Amortization		21		10		11
Loss on sale of assets		7		1		1
Deferred exploration costs written off		324		2,228		339
Stock option compensation		3,404		685		1,376
Amortization of deferred financing charges		90		-		-
Convertible notes discount		792		-		-
Foreign exchange loss on convertible notes		1,926		-		-
Net change in non-cash working capital balances						
Receivables		(2,981)		(609)		(129)
Prepaid expenses		393		(849)		(64)
Accounts payable and accrued liabilities		(883)		1,019		82
		(2,651)		(1,932)		(1,233)
Cash flows used in investing activities						
Mineral properties and exploration costs		(10,158)		(8,874)		(6,221)
Property and development costs		(17,763)		-		-
Purchase of plant and equipment		(35,654)		(277)		(148)
		(63,575)		(9,151)		(6,369)
Cash flows provided by financing activities						
Net proceeds on issue of common shares		79,865		146		1,248
Net proceeds on issue of convertible notes		81,691		-		-
		161,556		146		1,248
Effect of exchange rates on cash and cash equivalents		(5,744)		994		3,029
Increase (decrease) in cash and cash equivalents		89,586		(9,943)		(3,325)
Cash and cash equivalents, beginning of year		32,409		42,352		45,677
Cash and cash equivalents, end of year	$	121,995	$	32,409	$	42,352
Supplemental Information						
Non-cash investing and financing activities:						
Amortization of equipment included in deferred exploration costs	$	170	$	69	$	64
Asset retirement obligation increase		1,188		-		-
Stock option compensation		5,003		1,151		2,385

The accompanying summary of significant accounting policies and notes are an integral part of these consolidated financial statements.

Consolidated Statements of Properties, Development and Deferred Exploration Costs

(Thousands of United States dollars)

For the years ended December 31	2006	2005	2004
Dolores mine project			
Deferred exploration costs (Note 4)			
Property acquisition costs	$ 25	$ 100	$ 102
Assaying and drilling	1,525	1,646	1,881
Engineering and surveying	2,019	1,225	1,157
Equipment rentals and miscellaneous	179	89	92
Licences and recording fees	1,283	384	265
Road building	2,278	859	215
Technical and professional services (Note 11)	1,373	874	1,375
Other	614	904	869
Development costs (Note 4)			
Property acquisition costs	519	-	-
Assaying and drilling	640	-	-
Engineering and surveying	7,885	-	-
Housing and miscellaneous	929	-	-
Insurance, licence and recording fees	632	-	-
Road construction and equipment rental	4,253	-	-
Technical and professional services (Note 11)	1,240	-	-
Water rights	333	-	-
Other	5,176	-	-
Total Dolores Mine Project	30,903	6,081	5,956
Other properties			
Deferred exploration costs			
Property acquisition costs	3	14	24
Assaying and drilling	1,395	1,564	932
Engineering and surveying	121	-	4
Equipment rentals and miscellaneous	196	146	65
Licences and recording fees	252	383	234
Road building	75	-	-
Technical and professional services (Note 11)	977	950	744
Other	485	271	248
Total other properties	3,504	3,328	2,251
Properties, development and deferred exploration costs during the year	34,407	9,409	8,207
Balance, beginning of year	53,697	44,762	34,519
Foreign exchange adjustment	(1,062)	1,754	3,288
Exploration costs written off	(324)	(2,228)	(339)
Value-added tax recovered	-	-	(913)
Balance, end of year	$ 86,718	$ 53,697	$ 44,762

The accompanying summary of significant accounting policies and notes are an integral part of these consolidated financial statements.

Summary of Significant Accounting Policies

Basis of Consolidation

These consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles and include the accounts of the Company and its wholly-owned subsidiaries, Minera Minefinders S.A. de C.V., Compania Minera Dolores S.A. de C.V., and Servicios Mineros Sierra S.A. de C.V. (all in Mexico), and Minefinders (U.S.A.) Inc. (in the United States). All inter-company transactions and balances are eliminated on consolidation.

Mineral Properties

The Company is in the exploration stage in respect of its mineral properties except the Dolores property, which is under development as an open pit heap leach mine and processing plant. Acquisition, exploration and development costs relating to mineral properties are deferred until such time as mineral properties are brought into commercial production, at which time they will be amortized over the estimated life of the property on a unit of production basis using proven and probable reserves. Borrowing costs attributable to acquisition, exploration and development costs relating to mineral properties are expensed as incurred. Revenue incidental to exploration and development activities, including proceeds on sale of properties, is credited against the cost of properties. Aggregate costs related to abandoned properties are charged to operations at the time of any abandonment or when there is an expectation that the carrying amount of these costs will not be recovered.

Where the Company has entered into option agreements to acquire interests in mineral properties that provide for periodic payments, amounts unpaid are not recorded as liabilities since they are payable entirely at the Company's option.

Plant and Equipment

Plant and equipment is stated at cost less accumulated amortization and impairment write downs. Amortization commences when assets are placed into service. Mining equipment and other mine-related asset categories are amortized using the straight-line method over their estimated useful lives. The estimated useful lives for mining equipment and major asset categories range from three to ten years. Replacements and major improvements are capitalized. Capital spares are recorded in plant and equipment and expensed or amortized, as appropriate, when placed into service. An impairment loss is recognized when the net carrying amount of the plant and equipment exceeds the net undiscounted future cash flows relating to the plant and equipment. No impairment writedown of plant and equipment was required during the years covered by these consolidated financial statements.

Asset Retirement Obligations

The Company may incur liability for costs associated with the eventual retirement of tangible long-lived assets (for example, reclamation costs). The liability for such costs exists from the time the legal obligation first arises, not when the actual expenditures are made in the future. Such obligations will be measured initially at their fair value using discounted present value methodology. The resulting amount will be added to the cost of the related asset and to the Company's liabilities, and will be adjusted in later periods for changes in the amount and timing of the expected cash expenditures. The amount added to the asset will be amortized in the same manner as the asset. The liability will be increased in each accounting period by the amount of the implied interest ("accretion") inherent in the use of discounted present value methodology, and the increase will be charged against earnings or capitalized as appropriate.

Reporting Currency and Foreign Currency Translation

The Company raises its funds and expends them in Canadian dollars. For accounting purposes, the Canadian dollar is regarded as the Company's functional currency, and therefore its consolidated financial statements are prepared in Canadian dollars using the temporal method under which monetary assets and liabilities are translated at the exchange rate in effect at the balance sheet date, and income and expenses and non-monetary balances are translated at the exchange rate in effect at the times of the underlying transactions. Gains or losses arising from this translation are included in income (loss) for the period.

For the purpose of reporting in United States dollars, the Canadian financial statements are translated as follows: all assets and liabilities at the exchange rate in effect at the balance sheet date; income and expenses and capital stock issues at the rates in effect on the transaction dates. The resulting exchange gains or losses are shown as a separate component of shareholders' equity and do not affect reported earnings or losses.

The US dollar exchange rates for the Canadian dollar, and the Mexican peso for the periods reported on in these consolidated financial statements were as follows:

	2006	2005	2004
Canadian Dollar			
Year end	.8581	.8598	.8319
Average	.8814	.8253	.7683
Mexican Peso			
Year end	.0928	.0941	.1116
Average	.0919	.1112	.1127

Loss Per Share

The Company follows the treasury stock method to calculate loss per common share. Under this method, the basic loss per share is calculated using the weighted average number of common shares outstanding during each period.

The diluted loss per share assumes that the outstanding stock options and share purchase warrants had been exercised at the beginning of the period and that the convertible notes had been converted on the date of issue. However, shares issuable on exercise of stock options and warrants totaling 4,497,000 (2005 - 3,745,000; 2004 - 3,440,000) and on conversion of the convertible notes totaling 7,812,500 (2005 and 2004 – nil) were not included in the computation of diluted loss per share because the effect would have been anti-dilutive.

Financial Instruments

The Company's financial assets and liabilities consist of cash and cash equivalents, receivables, accounts payable and accrued liabilities and convertible notes. It is management's opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments. A risk exists of currency fluctuations on cash and cash equivalents and on the convertible notes. The Company does not hedge any of its risks. Other than the convertible notes, the fair values of the financial instruments approximate their carrying values due to the short-term maturities of these instruments. Management believes that the carrying value of the convertible notes approximates their fair value at December 31, 2006.

Financial assets and liabilities denominated in currencies other than the United States dollar are as follows:

	2006		2005	
	Financial Assets	Financial Liabilities	Financial Assets	Financial Liabilities
Canadian dollar	$ 61,042	$ 658	$ 14,934	$ 232
Mexican peso	3,501	430	660	890
	$ 64,543	$ 1,088	$ 15,594	$ 1,122

Cash and Cash Equivalents

Cash and cash equivalents consist of cash and redeemable short-term deposits

Estimates and Assumptions

Canadian generally accepted accounting principles require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Segmented Information

The Company has determined that it has one business segment, the exploration and development of mineral properties. Information by geographical area is disclosed in Notes 4 and 5.

Stock-Based Compensation

The Company uses the fair value based method for all stock-based awards granted on or after January 1, 2004 and to account for the grants as compensation expense in its financial statements.

The value of stock options granted is estimated on the date of grant using the Black-Scholes option-pricing model. The Black-Scholes option-pricing model requires the input of subjective assumptions, including the expected term of the option and stock price volatility. The expected term of options granted is determined based on historical data on employee exercise behavior. Expected volatility is based on the historical volatility of the share price of the Company. These estimates involve inherent uncertainties and the application of management judgment. In addition, the Company is required to estimate the expected forfeiture rate and only recognize expense for those options expected to vest. As a result, if other assumptions had been used, the recorded stock-based compensation expense could have been different from that reported.

See Note 11 for details of assumptions used in the calculations.

Income Taxes

Future income taxes relate to the expected future tax consequences of differences between the carrying amount of balance sheet items and their corresponding tax values. Future tax assets are recognized only to the extent that, in the opinion of management, it is more likely than not that the net future income tax assets will be realized. Future income tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment or substantive enactment.

Reclassification

Certain comparative figures have been reclassified to conform to current presentation.

(Thousands of United States dollars, except per share amounts)

1. Nature of Business

The Company was organized on February 4, 1975 under the laws of the Province of Ontario and is engaged in the exploration, development, and acquisition of mineral deposits. The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business.

The Company is in the advanced stages of construction of its 100% owned Dolores gold and silver project in Mexico and believes it has sufficient liquidity to complete construction. It is anticipated that the mine construction will be completed by the end of the third quarter of 2007. In these financial statements, costs incurred since the start of construction have been recorded as development costs and costs incurred earlier as exploration costs. Previously reported figures are unchanged.

The ability to generate revenues from production will finance the operation of the Dolores Mine. The Company may have to raise additional funds over and above amounts raised to date to complete the acquisition, exploration and development of its property interests and, while it has been successful in doing so in the past, there can be no assurance that it will be able to do so in the future.

2. Cash and Cash Equivalents

These consist of cash and the principal and accrued interest on term deposits scheduled to mature on June 25, 2007, unless redeemed earlier at the Company's option. Interest income is earned at 4.2% per annum. At December 31, 2006 the Company held term deposits amounting to Cdn $71,010 (2005 - Cdn $ 17,296).

3. Financing Charges

Of the financing fees of $939 charged to operations during the year (2005 - $nil, 2004 - $nil), $849 relates to the cancelled bank financing that was negotiated throughout 2006 and $90 represents the amortization of deferred financing fees associated with the issue of the convertible notes.

Deferred financing charges of $2,368 relate to the issue of $85,000 of convertible notes in October 2006 for the development of the Dolores gold and silver project and represent the costs allocated to the debt component of the convertible notes (Note 6). These costs are amortized using the straight-line method over the life of the convertible notes.

Of the $3,451 financing costs related to the convertible notes, $2,458 was allocated to the debt component of the convertible notes and $993 was allocated to their equity component based on the proportion of gross proceeds allocated to debt and equity.

		2006		2005
Deferred financing costs allocated to debt component	$	2,458	$	-
Less: accumulated amortization		(90)		-
Deferred financing charges, December 31	$	2,368	$	-

4. Properties, Development and Deferred Exploration Costs

Net carrying costs at December 31, 2006 and 2005:

	2006				2005
	Mineral Properties	Deferred Exploration Costs	Deferred Development Costs	Total	Total
Mexico					
Dolores	$ 9,675	$ 44,423	$ 21,607	$ 75,705	$ 44,442
Northern Sonora	237	5,840	-	6,077	5,468
La Reserva/El Correo	90	1,784	-	1,874	1,868
Planchas de Plata	-	2,594	-	2,594	1,579
Other	-	8	-	8	8
	10,002	54,649	21,607	86,258	53,365
United States	111	349	-	460	332
	$ 10,113	$ 54,998	$ 21,607	$ 86,718	$ 53,697

Amounts written off in the three years ended December 31, 2006:

	2006	2005	2004
Mexico			
Northern			
Sonora	$ 26	$ 52	$ 25
Other	-	47	160
	26	99	185
United States	51	1,911	-
General Exploration	247	218	154
	$ 324	$ 2,228	$ 339

All pre-production expense related to the Dolores project will be transferred to Property, Plant and Equipment upon commencement of commercial production and will be amortized to earnings over the life of the mine.

Mineral properties and deferred exploration costs relate to the following:

Mexican Properties

Dolores Property

The Dolores Property is in the Madera Mining District, in the state of Chihuahua. In 2006, the Company unified seven of the nine claims resulting in three concessions totaling 27,700 hectares. The Company has a 100% interest in all three concessions. The property is subject to underlying net smelter return ("NSR") royalties totaling 3.25% on gold and 2% on silver. On February 23, 2006 the Board of Directors approved construction of a mine at the Dolores property. Construction commenced during the second quarter.

Northern Sonora Properties

The Company has a 100% interest in the mineral rights to 14 mineral concessions totaling 28,300 hectares in the State of Sonora. The Company makes annual rent payments to the landowners, currently approximately $158, escalating by 10% per annum. Should mines be put in production on the properties, payments ranging from $222 to $500 will be due to landowners.

United States Properties

The Company held a 100% interest in the Clear, Dottie and Gutsy properties (subject to NSR royalties of 3%). In 2003 the Company wrote off expenditures on the Dottie property of $161 but retained title. In 2005 further expenditures on Dottie, and accumulated expenditures on Clear, were written off. The Washiki claim group and Cleo claims near the Clear property were also written off. In 2006, the Company acquired the 30 unpatented lode mining Wickes claims in Montana for $2. At December 31, 2006, the Company, in addition to the Wickes claims, retained title to the Dottie and Gutsy claims.

5. Plant and Equipment

	2006			2005		
	Cost	Accumulated Amortization	Net Book Value	Cost	Accumulated Amortization	Net Book Value
Dolores mine equipment and plant	$ 38,591	$ -	$ 38,591	$ -	$ -	$ -
Exploration equipment	55	32	23	47	34	13
Office furniture and equipment	570	209	361	449	197	252
Vehicles	756	388	368	393	287	106
	$ 39,972	$ 629	$ 39,343	$ 889	$ 518	$ 371

Dolores mine equipment and plant of $38,591 (2005 - $nil) represents equipment purchased for use at the Dolores Mine. Amortization will commence when the Dolores mine begins operating and the assets are put into service.

The Company's plant and equipment is located as follows:

	2006	2005
Mexico	$ 39,230	$ 120
United States	66	43
Canada	47	208
	$ 39,343	$ 371

6. Convertible Notes

In October 2006, the Company issued $85,000 in 4.5% unsecured convertible senior notes maturing on December 15, 2011, incurring a 3.5% underwriter's fee and other expenses, aggregating $3,451, which includes $142 of financing costs payable at December 31, 2006 for net proceeds of $81,549. Interest is payable semi-annually in arrears on June 15 and December 15 of each year, beginning June 15, 2007. The notes are convertible into common shares at approximately $10.88 per share. A total of 7,812,500 common shares are issuable upon conversion and additional shares may become issuable following the occurrence of certain corporate acts or events. This adjustment provision is designed to compensate the noteholders for any such occurrence that causes economic loss to them.

The notes are classified as a liability, less the portion relating to the conversion features ($28,359) which is classified as an equity component. As a result, the recorded liability to repay the notes is lower than its face value. The difference of $28,359 (the "discount") is being charged to earnings and added to the liability over the term of the notes, using the effective interest rate method and the 14.26% rate implicit in the calculation.

	Year ended December 31, 2006
Present value of convertible notes on issue	$ 56,641
Accretion of debt discount for the year	792
Liability component, December 31, 2006	$ 57,433
Conversion right	$ 28,359
Financing costs allocated to equity component	(993)
Equity component, December 31, 2006	$ 27,366

7. Asset Retirement Obligation

The Company's environmental permit requires that it reclaim any land it disturbs during the mine construction and mine operations. Although the timing and the amount of the actual expenditures are uncertain, the Company has estimated the present value of the future reclamation obligation arising from its activities to December 31, 2006 to be $1,188. The present value of the future reclamation obligation assumes a discount rate of 7.65% and the commencement of reclamation activities after the life of the mine, which is estimated at 15.5 years. The Company capitalized $8 of accretion to deferred development during the year.

8. Capital Stock

Authorized
Unlimited common shares, no par value

	Issued	Amount
Balance, January 1, 2004	36,121,841	$ 84,278
Exercise of stock options for cash	355,000	1,248
Balance, December 31, 2004	36,476,841	85,526
Exercise of stock options for cash	165,000	146
Balance, December 31, 2005	36,641,841	85,672
Issue of common shares for cash, net of share issue costs	11,000,000	78,705
Exercise of stock options for cash	368,000	1,160
Exercise of stock options - cashless	12,375	-
Balance, December 31, 2006	48,022,216	$ 165,537

In April 2006, the Company issued 11,000,000 common shares at Cdn $8.50 per share in a public offering. The net proceeds to the Company were $78,705 (net of 5% brokers' commission and other expenses of issue).

(a) Stock Options (all per share amounts are in Canadian dollars)

In May 2006, the shareholders approved an increase in the number of shares available for grant under the Plan by 3,417,980 to a total of 5,574,000. The term of options granted cannot exceed five years. The vesting of each option is determined by the Board of Directors and the exercise price is the fair market value of the Company's shares at the date of grant. At December 31, 2006 2,334,000 shares were available for future grants under the Company's Plan.

	Number of Options	Weighted Average Exercise Price Cdn$
Outstanding at January 1, 2004	2,950,000	$ 6.01
Granted	845,000	8.97
Exercised	(355,000)	4.58
Outstanding at December 31, 2004	3,440,000	6.89
Granted	500,000	5.71
Cancelled	(30,000)	10.65
Exercised	(165,000)	1.09
Outstanding at December 31, 2005	3,745,000	6.95
Granted	1,260,000	9.00
Cancelled	(110,000)	10.02
Exercised for cash	(368,000)	3.56
Exercised-cashless	(30,000)	5.64
Outstanding at December 31, 2006	4,497,000	$ 7.73

All options granted and outstanding during the years were fully exercisable on the various grant dates except 80,000 options granted in 2006 with an exercise price of Cdn $8.76 of which 40,000 vested immediately and 40,000 after six months. The weighted average grant-date fair value of options granted during the year was Cdn $4.46 per option (2005 - Cdn $2.76; 2004 - Cdn $3.61). (Note 11).

At December 31, 2006, the following stock options were outstanding and exercisable, except for 40,000, which will vest on May 1, 2007.

Number	Exercise Price Cdn $	Expiry Date
565,000	$ 3.30	April 17, 2007
860,000	$ 6.45	November 23, 2007
655,000	$ 10.65	September 26, 2008
50,000	$ 12.53	March 17, 2009
75,000	$ 8.25	May 17, 2009
655,000	$ 8.80	June 14, 2009
362,000	$ 5.64	July, 12, 2010
45,000	$ 6.30	December 19, 2010
1,110,000	$ 9.00	May 15, 2011
120,000	$ 8.76	November 1, 2011
4,497,000		

Subsequent to December 31, 2006, the Company granted stock options of 70,000 expiring five years from the grant date with an exercise price of Cdn $10.94 and 265,000 stock options were exercised at a weighted average price of Cdn $3.93.

9. Related Party Transactions

Related party transactions not disclosed elsewhere in these consolidated financial statements were as follows:

(a) The directors were paid fees as follows:

Year	Amount
2006	$ 179
2005	$ 71
2004	$ 319

(b) Legal services are provided by a law firm in which one of the directors of the Company is a partner. The cost of these services was as follows:

Year	Amount
2006	$ 315
2005	$ 180
2004	$ 133

Transactions with related parties were in the normal course of operations and were measured at the exchange value (the amount of consideration established and agreed to by the related parties).

10. Income Taxes

The tax effects of temporary differences between amounts recorded in the Company's accounts and the corresponding amounts as computed for income tax purposes give rise to deferred tax assets as follows:

	2006	2005
Tax loss carry forwards	$ 6,565	$ 6,099
Equipment	164	63
Mineral properties and deferred exploration costs	387	387
Financing costs	1,928	477
Valuation allowance established by management	(9,044)	(7,026)
Net future tax assets at December 31	$ -	$ -

The provision for income taxes differs from the amount calculated using the Canadian federal and provincial statutory income tax rates as follows:

		2006		2005		2004
Benefit from net loss, at Canadian rates	$	(1,969)	$	(1,507)	$	(1,015)
Effect of difference in foreign tax rates		10		30		34
Non-deductible expenses		1		7		30
Non-deductible stock option compensation		1,150		231		490
Effect of tax rate changes on future income taxes		70		140		333
Effect of change in foreign exchange rate		7		236		297
Increase (decrease) in valuation allowance		731		863		(169)
Income tax expense for year	$	-	$	-	$	-

The Company establishes its valuation allowance based on projected future operations. Management has determined that the allowance should be 100% of the future tax assets. When circumstances cause a change in management's judgment about the recoverability of future tax assets, the impact of the change on the valuation allowance (except for those relating to undeducted financing costs) will be reflected in current income. If the valuation allowance relating to undeducted financing costs is reduced, the Company will recognize this benefit as an increase in capital stock.

The Company has approximately $63,600 (2005 - $32,100) of exploration and development costs which are available for deduction against future income for tax purposes. In addition, the Company has non-capital losses of approximately $20,500 (2005 - $18,900) expiring in various amounts from 2007 to 2026.

The tax benefit of losses carried forward and the associated valuation allowance were reduced by $591 (2005 - $565) representing the tax effect of losses that expired in 2006. The valuation allowance was also reduced by $4,159 due to adjustment of the tax basis of mineral properties in 2005, including write-off of certain properties.

The Company's future tax assets also include approximately $5,649 (2005 - $1,398) related to future deductions of share issuance costs for tax purposes in excess of amounts deducted for financial reporting purposes. If and when the valuation allowance related to these amounts is reversed, the Company will recognize the benefit as an adjustment to share capital as opposed to income tax expense in the Consolidated Statement of Operations. The valuation allowance as at December 31, 2006 was increased by $1,878 (2005 - $nil), representing the tax effect of the unamortized share issuance costs incurred in the period.

11. Stock Option Compensation

Compensation expense is determined using the Black-Scholes option pricing model. The assumptions used in calculating the expense of options granted were:

		2006		2005		2004
Risk-free rate		4.2%		3.4%		3.5%
Dividend yield		nil		nil		nil
Volatility factor of the expected market price of the Company's common shares		56%		58%		63%
Weighted average expected life of the options (months)		54		50		30
Compensation expense for the year:						
Charged to income	$	3,404	$	685	$	1,376
Charged to development		596		-		-
Charged to deferred exploration costs		1,003		466		1,009
	$	5,003	$	1,151	$	2,385

Total expense was credited to contributed surplus.

12. Commitments and Contingencies

At December 31, 2006, the Company had remaining commitments expected to be paid in 2007 of $35,628 on contracts totaling $87,055 relating to equipment, engineering and construction at the Dolores Project.

In addition, the Company has entered into operating leases for office premises that provide for minimum lease payments totaling $286 over the next two years, excluding extensions.

Royalty payments on the Dolores property consisting of 3.25% of gold, and 2% of silver, net smelter revenues cannot be quantified until the project reaches production.

13. United States Generally Accepted Accounting Principles

The consolidated financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). These principles differ in some respects from United States generally accepted accounting principles ("US GAAP"). The effect of such differences on the Company's consolidated financial statements is set out below:

(a) Mineral exploration expenditures

Under Canadian GAAP expenditures on specific properties are capitalized until such time as it is established that no economically recoverable deposit exists, or the properties are sold or abandoned; related cash flows are reported as investing activities. US GAAP requires that mineral exploration expenditures be charged to the Statement of Loss and Deficit in the period incurred and the related cash flows be reported as operating activities. Accordingly, for US GAAP, all mineral exploration expenditures incurred to date would be charged to the Statement of Loss and Deficit and Statement of Cash Flows would report the expenditures as operating activities.

(b) Convertible notes

Under Canadian GAAP, the liability and equity components of the convertible notes are determined and separately classified on the consolidated balance sheets. The liability component represents the present value of the interest and principal payments on the notes and the equity component represents the fair value of the holders' conversion feature. The stated interest payments and the expense arising from adjusting the time value of the principal of the notes over time ("accretion expense") are presented separately in the consolidated statements of loss and deficit. Deferred financing charges are separately allocated between liability and equity on the same basis.

Under US GAAP, convertible debt instruments are accounted for in accordance with Emerging Issues Task Force Issue 00-27 which requires the Company to classify as equity any amounts representing a beneficial conversion feature. As the conversion price exceeds the fair value of the underlying common shares on the issue date, no beneficial conversion feature is recognized under US GAAP and the entire proceeds are classified as debt until such time as they are converted to equity. Accordingly, for US GAAP purposes, the convertible notes are presented on the consolidated balance sheets as a liability. No accretion expense is recognized and no deferred financing charges are allocated to equity.

Under Canadian GAAP, the Company has elected to expense interest on the convertible notes to earnings whereas under US GAAP this interest is capitalized to development costs to the extent the proceeds from the issue of the convertible notes are used in the development of the Dolores property.

(c) Comprehensive income (loss)

US GAAP requires the Company to present comprehensive income (loss). Comprehensive loss comprises the Company's net loss and all changes to shareholders' equity except those resulting from investments by or distributions to owners. Foreign exchange adjustments resulting from the translation of deferred mineral exploration costs have been excluded from the calculation of comprehensive loss as such costs would have been charged to expense as incurred under US GAAP.

(d) Stock option compensation

There is no difference between the financial position, results of operations, and cash flows under Canadian GAAP and US GAAP arising from the accounting for stock-based compensation for the periods presented. A cumulative adjustment (for the initial adoption of SFAS 123R under US GAAP) of $3,438 was included in the net loss from inception to December 31, 2006 under US GAAP.

The total intrinsic value of options exercised in 2006, 2005 and 2004 was Cdn $2,186, Cdn $886, and Cdn $2,691. The total intrinsic value and weighted average contractual term of vested options at December 31, 2006 is Cdn $11,966 and 2.4 years.

The Company capitalized $596 (2005 - $nil, 2004 - $nil) of stock based compensation related to development at Dolores under Canadian GAAP and US GAAP.

The impact of the above on the financial statements is as follows:

Statements of Loss and Deficit		2006		2005		2004
Net loss per Canadian GAAP	$	(5,744)	$	(4,417)	$	(2,849)
Adjustments related to:						
Mineral exploration expenses		(12,476)		(7,181)		(6,955)
Accretion expense on convertible notes		792		-		-
Interest on convertible notes		731		-		-
Amortization of deferred financing charges		(36)		-		-
		(10,989)		(7,181)		(6,955)
Net loss per US GAAP		(16,733)		(11,598)		(9,804)
Foreign exchange adjustment		(2,916)		981		3,032
Comprehensive loss per US GAAP	$	(19,649)	$	(10,617)	$	(6,772)
Net loss per share, basic and diluted	$	(0.38)	$	(0.32)	$	(0.27)

Statements of Cash Flows		2006		2005		2004
Cash flows used in operating activities per Canadian GAAP	$	(2,651)	$	(1,932)	$	(1,233)
Adjustments for mineral properties and exploration costs		(10,158)		(8,874)		(6,221)
Cash flows used in operating activities per US GAAP	$	(12,809)	$	(10,806)		(7,454)
Cash flows used in investing activities per Canadian GAAP	$	(63,575)	$	(9,151)		(6,369)
Adjustment for mineral properties and exploration costs		10,158		8,874		6,221
Cash flow used in investing activities per US GAAP	$	(53,417)	$	277	$	(148)

Balance Sheets		2006		2005
Assets per Canadian GAAP	$	255,520	$	88,226
Adjustment related to:				
Mineral exploration expenses		(65,656)		(53,697)
Convertible notes		1,688		-
Assets per US GAAP	$	191,552	$	34,529
Liabilities per Canadian GAAP	$	66,520	$	1,898
Adjustments related to:				
Convertible notes		27,567		-
Liabilities per US GAAP	$	94,087	$	1,898
Shareholders' equity per Canadian GAAP	$	189,000	$	86,328
Adjustments related to:				
Mineral exploration expenses		(65,656)		(53,697)
Convertible notes		(25,879)		-
Shareholders' equity per US GAAP	$	97,465	$	32,631

(e) Exploration stage company

The Company meets the definition of a development stage enterprise under Statement of Financial Accounting Standards No. 7, Accounting and Reporting by Development Stage Enterprises. As such, the following disclosure of the consolidated summarized statements of loss and deficit and cash flows since inception of the Company are required under US GAAP:

Consolidated summarized statement of loss and deficit – US GAAP For the period from inception to December 31, 2006

Mineral exploration expenses	$ (67,393)
Administrative and other costs	(25,469)
Interest income	5,402
Net loss from inception to December 31, 2006, being the deficit accumulated during the exploration stage	$ (87,460)

Cash flows used in operating activities	$ (67,960)
Cash flows used in investing activities	(54,306)
Cash flows provided by financing activities	243,562
Effect of exchange rates on cash and cash equivalents	699
Cumulative increase in cash and cash equivalents from inception being Cash and Cash equivalents, December 31, 2006	$ 121,995

(f) New accounting pronouncements

The SEC has issued Staff Accounting Bulletin No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements" ("SAB 108"). SAB 108 provides guidance on how prior year misstatements should be considered when quantifying misstatements in the current year financial statements. SAB 108 requires misstatements to be quantified using both a balance sheet and an income statement approach and evaluate whether either approach results in an error that is material. SAB 108 is effective for fiscal years ending after November 15, 2006. Upon initial application, SAB 108 permits a one-time cumulative effect adjustment to beginning retained earnings. The Company's adoption of SAB 108 had no impact on the periods presented.

The FASB has issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109" ("FIN 48"). FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The provisions of FIN 48 are to be applied to all tax positions upon initial adoption, with the cumulative effect adjustment reported as an adjustment to the opening balance of retained earnings. The Company has not yet completed its evaluation of the potential impact, if any, that the adoption of FIN 48 will have on its consolidated financial statements.

The FASB has issued SFAS No. 157, "Fair Value Measurements" ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value under other accounting pronouncements that permit or require measurements, changes the methods used to measure fair value and expands disclosures about fair value measurements. In particular, disclosures are required to provide information on the extent to which fair value is used to measure assets and liabilities; the inputs used to develop measurements; and the effect of certain of the measurements on earnings (or changes in net assets). SFAS 157 is effective for fiscal years beginning after November 15, 2007. The Company has not yet completed its evaluation of the potential impact, if any, that the adoption of SFAS 157 will have on the consolidated financial statements.

The FASB has issued SFAS No. 155, "Accounting for Certain Hybrid Financial Instruments – an amendment of FASB Statements No. 133 and No. 140" ("SFAS 155"). SFAS 155 allows any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation under SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," to be carried at fair value in its entirety, with changes in fair value recognized in earnings. In addition, SFAS 155 requires that beneficial interests in securitized financial assets be analyzed to determine whether they are freestanding derivatives or contain an embedded derivative. SFAS 155 is effective for all instruments acquired, issued or subject to a re-measurement event occurring after the beginning of fiscal years that begin after September 15, 2006. The Company has not yet completed its evaluation of the potential impact, if any, that the adoption of SFAS 155 will have on the consolidated financial statements.


MEXICANOS

Dolores Images



Left: Concrete contractors finished the third stage of the pour for the primary crusher foundations in the beginning of March 2007. All crusher parts have been ordered, and most have already been delivered to the laydown site, waiting for delivery for construction on schedule. When complete, the primary crusher will process 18,000 tonnes of ore per day.



Right: Aerial overview of the primary plant site, which gives an idea of the some of the layout of the operation. Foundations for the Merrill Crowe plant are visible at center left, and tertiary crusher foundations are visible at the right edge of the photo. For a sense of scale, notice the orange bus just above the Merrill Crowe plant foundations.



Left: Blasting in progress for earthworks for the offices and truck shops, March 2, 2007. Construction materials visible in foreground are for buildings at the main plant site, where earthworks are completed and the last of the foundations are being poured.

CORPORATE INFORMATION

BOARD OF DIRECTORS

MARK H. BAILEY, M.SC., P.GEO.
President & Chief Executive Officer
Minefinders Corporation Ltd.

JAMES M. DAWSON, P.ENG.*
President
Dawson Geological Consultants Ltd.

H. LEO KING, P.GEO.*
President
International Barytex Resources Ltd.

ROBERT L. LECLERC, Q.C.*
Chairman of the Board
Business Consultant

TONY LUTEIJN, B.SC. M.ENG.
President and Director
A. Luteijn Mining and Consulting Services

PAUL C. MACNEILL, LLB
President
P. MacNeill Law Corporation

**Member of the Audit Committee*

OFFICERS

MARK H. BAILEY, M.SC., P.GEO.
President and Chief Executive Officer

TENCH C. PAGE, M.SC.
Vice President, Exploration

GREG D. SMITH, C.A.
Chief Financial Officer

PAUL C. MACNEILL, LLB
Corporate Secretary

INVESTOR RELATIONS

1-866-687-6263 TOLL FREE

WWW.MINEFINDERS.COM

MIKE WILLS
Corporate Communications

LEGAL COUNSEL

MACNEILL LAW
Suite 950
1055 West Georgia Street
Vancouver, British Columbia
Canada V6E 3P3

HARRIS & THOMPSON
Suite 260
6121 Lakeside Drive
Reno, Nevada
USA 89511

GARCIA JIMENEZ & ASOCIADOS
San Francisco No. 656-601
Col. Del Valle
Deleg. Benito Juarez
03100 Mexico D.F.

REGISTRAR AND TRANSFER AGENT

CIBC MELLON TRUST COMPANY
Suite 1600, The Oceanic Plaza
1066 West Hastings Street
Vancouver, British Columbia
Canada V6E 3X1

AUDITORS

BDO DUNWOODY LLP
Vancouver, British Columbia

BANKERS

BANK OF MONTREAL
Vancouver, British Columbia

ANNUAL GENERAL MEETING

All shareholders and interested parties are invited to attend the Annual General Meeting of Shareholders on Wednesday, May 9, 2007. The meeting will be held at 2:00 pm at:

HYATT REGENCY VANCOUVER
655 Burrard Street
Vancouver, British Columbia

CORPORATE OFFICE

Suite 2288
1177 W. Hastings Street
Vancouver, British Columbia
Canada V6E 2K3
604-687-6263 telephone
604-687-6267 facsimile

EXPLORATION OFFICE

Suite 9
9475 Double R Boulevard
Reno, Nevada
USA 89521
775-851-2202 telephone
775-851-2034 facsimile

REGISTERED OFFICE

Suite 1100, Box 11
Merrill Lynch Canada Tower
200 King Street West
Toronto, Ontario
Canada M5H 3T4

SUBSIDIARIES

MINEFINDERS (USA) INC.

MINERA MINEFINDERS, S.A. DE C.V.

COMPANIA MINERA DOLORES, S.A. DE C.V.

SERVICIOS MINEROS SIERRA, S.A. DE C.V.

STOCK INFORMATION

TORONTO STOCK EXCHANGE,
Symbol: MFL

AMERICAN STOCK EXCHANGE,
Symbol: MFN

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
SEC File #0-29382

COMMON SHARES

OUTSTANDING: 48,022,216
FULLY DILUTED: 60,331,716

DESIGN – DRAGONFLY COMPUTER CONSULTING   PRINTING – BENWELL ATKINS, VANCOUVER   PHOTOGRAPHY: BRIAN MEIZENHEIM, MARK BAILEY

MINEFINDERS CORPORATION LTD.

2288-1177 W. HASTINGS ST.
VANCOUVER, BC
CANADA V6E 2K3

INVESTOR RELATIONS:

(866) 687-6263 TOLL-FREE
WWW.MINEFINDERS.COM

PRINTED IN CANADA BY BENWELL ATKINS
DESIGN BY DRAGONFLY